

**LocalBuzz**

Your **local discovery** app for the **video-first** generation!

# Getting back to local

There's a big opportunity to reinvigorate local economies and rebuild the social fabric like never before. And we're already doing this!

**LocalBuzz** is the 1st local discovery app that provides a visually rich way to discover what's happening in local communities with videos.

We're a platform that not only serves communities, but is also powered by communities.

And now we're going to unlock the community potential by creating a marketplace that connects content creators with local business owners.



# A personal invite to invest

As co-founders of LocalBuzz,

We're extending a personal invitation to you to be an early investor in LocalBuzz.

For a modest **$250**, you can get in early in a one-of-a-kind local discovery app.

Special tiers of perks are available starting at **$1K**.

Although there are inherent risks in investing in businesses, the potential return for startup early investors is significant.

For every **$1K** that early investors put into Airbnb, they would have made **$3M**, or **$500K** for Instagram, or **$232K** for Tesla. **Ref** - https://stonks.com/

If you'd like to be a LocalBuzz early investor, please fill out this **form** to be added to the reservation list.

Don't worry, this form is non-binding. You'll be able to confirm your investment later.

*From Adrian Gillette & Tony Ce, thank you!*







# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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**About Wefunder**
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